UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

TriQuint Semiconductor, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

89674K103
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
830 Third Avenue, 3rd Floor
New York, New York 10022
(212) 845-7977

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 31, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,056,312
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,056,312
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,056,312
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,117,127
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,117,127
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,117,127
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 727,485
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 727,485
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 727,485
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 727,485
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 727,485
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 727,485
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 727,485
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 727,485
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 727,485
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON STARBOARD LEADERS ALPHA LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 983,868
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 983,868
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 983,868
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON STARBOARD LEADERS FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 983,868
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 983,868
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 983,868
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON STARBOARD VALUE A LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 983,868
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 983,868
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 983,868
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON STARBOARD VALUE A GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 983,868
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 983,868
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 983,868
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,770,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 9,770,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,770,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,770,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 9,770,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,770,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,770,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 9,770,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,770,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,770,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 9,770,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,770,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 9,770,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 9,770,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,770,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 9,770,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 9,770,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,770,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 9,770,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 9,770,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,770,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON JEFFREY S. MCCREARY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 30,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 89674K103

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the undersigned.  This Amendment No. 1 amends the Schedule 13D as specifically set forth.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Starboard V&O Fund, Starboard LLC, Starboard C LP and Alpha LLC and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 5,056,312 Shares beneficially owned by Starboard V&O Fund is approximately $23,781,179, excluding brokerage commissions.  The aggregate purchase price of the 1,117,127 Shares beneficially owned by Starboard LLC is approximately $5,416,754, excluding brokerage commissions.  The aggregate purchase price of the 727,485 Shares beneficially owned by Starboard C LP is approximately $3,414,091, excluding brokerage commissions.  The aggregate purchase price of the 983,868 Shares beneficially owned by Alpha LLC is approximately $4,852,624, excluding brokerage commissions.  The aggregate purchase price of the 1,885,208 Shares held in the Starboard Value LP Account is approximately $9,145,595, excluding brokerage commissions.

The Shares purchased by Mr. McCreary were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 30,000 Shares beneficially owned by Mr. McCreary is approximately $145,000, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 163,268,210 Shares outstanding, as of April 29, 2013, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 1, 2013.

A.	Starboard V&O Fund

(a)	As of the close of business on August 2, 2013, Starboard V&O Fund beneficially owned 5,056,312 Shares.

Percentage: Approximately 3.1%

(b)	1. Sole power to vote or direct vote: 5,056,312
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,056,312
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	Starboard LLC

(a)	As of the close of business on August 2, 2013, Starboard LLC beneficially owned 1,117,127 Shares.

Percentage: Less than 1%

CUSIP NO. 89674K103

(b)	1. Sole power to vote or direct vote: 1,117,127
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,117,127
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C.	Starboard C LP

(a)	As of the close of business on August 2, 2013, Starboard C LP beneficially owned 727,485 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 727,485
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 727,485
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D.	Starboard R LP

(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 727,485 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 727,485
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 727,485
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard R LP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

E.	Starboard R GP

(a)	Starboard R GP, as the general partner of Starboard R LP, may be deemed the beneficial owner of the 727,485 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 727,485
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 727,485
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 89674K103

(c)
Starboard R GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

F.	Alpha LLC

(a)	As of the close of business on August 2, 2013, Alpha LLC beneficially owned 983,868 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 983,868
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 983,868
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Alpha LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

G.	Leaders Fund

(a)	Leaders Fund, as a member of Alpha LLC, may be deemed the beneficial owner of the 983,868 shares owned by Alpha LLC.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 983,868
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 983,868
4. Shared power to dispose or direct the disposition: 0

(c)
Leaders Fund has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Alpha LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

H.	Starboard A LP

(a)	Starboard A LP, as the general partner of Leaders Fund and the managing member of Alpha LLC, may be deemed the beneficial owner of the 983,868 shares owned by Alpha LLC.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 983,868
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 983,868
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 89674K103

(c)
Starboard A LP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Alpha LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

I.	Starboard A GP

(a)	Starboard A GP, as the general partner of Starboard A LP, may be deemed the beneficial owner of the 983,868 shares owned by Alpha LLC.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 983,868
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 983,868
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard A GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Alpha LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

J.	Starboard Value LP

(a)
As of the close of business on August 2, 2013, 1,885,208 Shares were held in the Starboard Value LP Account.  Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Alpha LLC and the Starboard Value LP Account and the manager of Starboard LLC, may be deemed the beneficial owner of the (i) 5,056,312 Shares owned by Starboard V&O Fund, (ii) 1,117,127 Shares owned by Starboard LLC, (iii) 727,485 Shares owned by Starboard C LP, (iv) 983,868 Shares owned by Alpha LLC and (v) 1,885,208 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 9,770,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 9,770,000
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard LLC, Starboard C LP and Alpha LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

K.	Starboard Value GP

(a)
Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 5,056,312 Shares owned by Starboard V&O Fund, (ii) 1,117,127 Shares owned by Starboard LLC, (iii) 727,485 Shares owned by Starboard C LP, (iv) 983,868 Shares owned by Alpha LLC and (v) 1,885,208 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.0%

CUSIP NO. 89674K103

(b)	1. Sole power to vote or direct vote: 9,770,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 9,770,000
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard Value GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard LLC, Starboard C LP and Alpha LLC and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

L.	Principal Co

(a)
Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 5,056,312 Shares owned by Starboard V&O Fund, (ii) 1,117,127 Shares owned by Starboard LLC, (iii) 727,485 Shares owned by Starboard C LP, (iv) 983,868 Shares owned by Alpha LLC and (v) 1,885,208 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 9,770,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 9,770,000
4. Shared power to dispose or direct the disposition: 0

(c)
Principal Co has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard LLC, Starboard C LP and Alpha LLC and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

M.	Principal GP

(a)
Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 5,056,312 Shares owned by Starboard V&O Fund, (ii) 1,117,127 Shares owned by Starboard LLC, (iii) 727,485 Shares owned by Starboard C LP, (iv) 983,868 Shares owned by Alpha LLC and (v) 1,885,208 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 9,770,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 9,770,000
4. Shared power to dispose or direct the disposition: 0

(c)
Principal GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard LLC, Starboard C LP and Alpha LLC and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 89674K103

N.	Messrs. Smith, Mitchell and Feld

(a)
Each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 5,056,312 Shares owned by Starboard V&O Fund, (ii) 1,117,127 Shares owned by Starboard LLC, (iii) 727,485 Shares owned by Starboard C LP, (iv) 983,868 Shares owned by Alpha LLC and (v) 1,885,208 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 9,770,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 9,770,000

(c)
None of Messrs. Smith, Mitchell or Feld has entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard LLC, Starboard C LP and Alpha LLC and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

O.	Mr. McCreary

(a)	As of the close of business on August 2, 2013, Mr. McCreary beneficially owned 30,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 30,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 30,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. McCreary during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 89674K103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 2, 2013

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
       its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
       its manager

STARBOARD VALUE AND OPPORTUNITY C LP
By: Starboard Value R LP
       its general partner

STARBOARD VALUE R LP
By: Starboard Value R GP LLC,
       its general partner

STARBOARD LEADERS ALPHA LLC
By: Starboard Value A LP,
      its managing manager

STARBOARD LEADERS FUND LP
By: Starboard Value A LP
       its general partner

STARBOARD VALUE A LP
By: Starboard Value A GP LLC,
      its general partner

STARBOARD VALUE LP
By: Starboard Value GP LLC,
       its general partner

STARBOARD VALUE GP LLC
By: Starboard Principal Co LP,
       its member

STARBOARD PRINCIPAL CO LP
By: Starboard Principal Co GP LLC,
       its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE A GP LLC

STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark R. Mitchell and Peter A. Feld

/s/ Jeffrey S. McCreary
JEFFREY S. MCCREARY

CUSIP NO. 89674K103

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

(207,015)	6.9252	07/19/2013
(207,015)	6.9433	07/22/2013
(207,015)	6.8856	07/23/2013
(103,506)	6.8247	07/24/2013
(77,631)	7.9114	07/25/2013
(10,351)	8.2165	07/30/2013
(51,754)	8.1739	07/31/2013
(87,981)	7.9970	07/31/2013
(56,929)	8.0779	07/31/2013
(60,431)	8.1091	07/31/2013
(193,972)	8.0551	08/01/2013
(118,221)	8.0146	08/01/2013
(69,867)	7.9295	08/02/2013
(95,744)	7.8626	08/02/2013

STARBOARD VALUE AND OPPORTUNITY S LLC

(45,737)	6.9252	07/19/2013
(45,737)	6.9433	07/22/2013
(45,737)	6.8856	07/23/2013
(22,869)	6.8247	07/24/2013
(17,151)	7.9114	07/25/2013
(2,287)	8.2165	07/30/2013
(11,434)	8.1739	07/31/2013
(19,438)	7.9970	07/31/2013
(12,578)	8.0779	07/31/2013
(13,352)	8.1091	07/31/2013
(42,856)	8.0551	08/01/2013
(26,120)	8.0146	08/01/2013
(15,436)	7.9295	08/02/2013
(21,153)	7.8626	08/02/2013

STARBOARD VALUE AND OPPORTUNITY C LP

(29,784)	6.9252	07/19/2013
(29,784)	6.9433	07/22/2013
(29,784)	6.8856	07/23/2013
(14,892)	6.8247	07/24/2013
(11,169)	7.9114	07/25/2013
(1,489)	8.2165	07/30/2013
(7,446)	8.1739	07/31/2013
(12,658)	7.9970	07/31/2013
(8,191)	8.0779	07/31/2013
(8,695)	8.1091	07/31/2013
(27,908)	8.0551	08/01/2013
(17,009)	8.0146	08/01/2013
(10,052)	7.9295	08/02/2013
(13,775)	7.8626	08/02/2013

CUSIP NO. 89674K103

STARBOARD LEADERS ALPHA LLC

(40,281)	6.9252	07/19/2013
(40,281)	6.9433	07/22/2013
(40,281)	6.8856	07/23/2013
(20,141)	6.8247	07/24/2013
(15,105)	7.9114	07/25/2013
(2,014)	8.2165	07/30/2013
(10,070)	8.1739	07/31/2013
(17,120)	7.9970	07/31/2013
(11,077)	8.0779	07/31/2013
(11,759)	8.1091	07/31/2013
(37,743)	8.0551	08/01/2013
(23,004)	8.0146	08/01/2013
(13,596)	7.9295	08/02/2013
(18,631)	7.8626	08/02/2013

STARBOARD VALUE LP
(Through the Starboard Value LP Account)

(77,183)	6.9252	07/19/2013
(77,183)	6.9433	07/22/2013
(77,183)	6.8856	07/23/2013
(38,592)	6.8247	07/24/2013
(28,944)	7.9114	07/25/2013
(3,859)	8.2165	07/30/2013
(19,296)	8.1739	07/31/2013
(32,803)	7.9970	07/31/2013
(21,225)	8.0779	07/31/2013
(22,531)	8.1091	07/31/2013
(72,321)	8.0551	08/01/2013
(44,078)	8.0146	08/01/2013
(26,049)	7.9295	08/02/2013
(35,697)	7.8626	08/02/2013

JEFFREY S. MCCREARY

(20,000)	7.9799	07/25/2013
(30,000)	8.1844	07/31/2013